UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ______________________
FORM 8-K /A
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: December 2, 2013
(Date of earliest event reported)
HENGYI INTERNATIONAL INDUSTRIES GROUP INC.

(Exact name of registrant as specified in its charter)
Nevada	333-171148	27-1656207
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

No.1 Xinhua Road, He Ping District, Tianjin City, China	300021
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code 86-2258900299

Not applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

ITEM 4.01    Changes in Registrant’s Certifying Accountant

Dismissal of Previous Independent Registered Public Accounting Firm

On December 2, 2013, upon the approval of its Board of Directors, Hengyi International Industries Group Inc. (the “Company”) dismissed RBSM LLP (“RBSM”) as the Company’s independent registered public accounting firm. RBSM had served as the Company’s independent registered public accountant since its engagement on April 8, 2013. RBSM did not issue a report on the Company’s financial statements for the years ended September 30, 2013 and 2012.

During the period April 8, 2013 through December 2, 2013 , there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and RBSM on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedures , which disagreements, if not resolved to the satisfaction of RBSM, would have caused RBSM to make reference to the subject matter of the disagreement in a report and (2) no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

The Company provided RBSM with a copy of Form 8-K and this Form 8-K/A with the date of earliest event reported December 2, 2013 prior to its filing with the SEC and requested RBSM to furnish a letter addressed to the SEC stating whether it agrees with the statements made above in response to Item 304(a) of Regulation S-K and if not, stating with respect in which it does not agree. Attached as Exhibit 16 is a copy of RBSM’s letter to the SEC, dated February 24, 2014.

Engagement of New Independent Registered Public Accounting Firm

On December 2, 2013, upon the approval of the board of directors of the Company, the Company engaged HHC as its independent registered public accounting firm for the year ended September 30, 2013.

During the two most recent fiscal years ended September 30 , 2012 and 2011 and any subsequent period prior to RBSM’s engagement, and during the period prior to the engagement of HHC, neither the Company nor anyone on the Company's behalf consulted HHC with respect to (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or (ii) the type of audit opinion that might be rendered on the Company's financial statements, either written or oral advice in reaching a decision as to any accounting, auditing or financial reporting issues, or (iii) any matter that was either the subject of a disagreement as described in Items 304(a)(1)(iv) or a reportable event of the type described in Item 304(a)(1)(v), respectively , of Regulation S-K.

Item 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits: The following exhibits are filed as part of this report:

Exhibit Number	Description
16.1	Letter from RBSM LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 24, 2014

Hengyi International Industries Group Inc.

By:	/s/ Yijun Hu
Yijun Hu
Chief Executive Officer